INVEST IN WUNDERKEKS

The snack + cookie brand on a mission to create a more joyful, inclusive world


wunderkeks

wunderkeks.com Austin TX

LEAD INVESTOR

Nicholas Shackelford

I first met Hans and Luis earlier this year in Austin. This was after I knew about the product and the hype around it but BEFORE I was able to try any treats. Check the order history, I'm a few hundred bucks deep on cookies and brookies and I expect this to grow quickly into the thousands! So when asked about do I believe in them as founders - yes. Do I believe in the product as a consumer - yes many times. I'm ready to lift off and I hope you all are as well!

Invested $5,000 this round & $5,000 previously

Highlights

1. A brand on a mission to build Safe Spaces for everyone!
2. Bootstrapped from a farmer's market stand in '19 to $4.9M+ in sales in '21
3. Advised by one of the minds behind Ben & Jerry's, Jeff Furman
4. Expanding beyond cookies into many branches of the sweets snack space
5. Immigrant, queer, Latinx-owned company
6. PR coverage: The Today Show, Inc., Business Insider, Bon Appetit, and WSJ

Our Team



Hans Christian Schrei CEO / Co-Founder

Hans is our numbers person, in charge of brand execution. He's baking since the womb and is a retired master cake decorator.

We left our home country of Guatemala looking for our own Safe Space, and we found it, in Austin, Texas. Here we learned that sharing cookies was one of the best ways to build relationships, and that, since we all have happy memories associated with them, it's easier for us to oppen up and show ourselves as we are.



Luis Gramajo CMO / Co-Founder

Luis is our people's person and runs our operation and product developement.

A Cookie in Time!

A journey for the ages...

Hans and Luis packed two suitcases and four dogs and arrived in Austin three years ago. Making the decision to leave their home country of Guatemala was not easy; however, their drive and focus to live life on their own terms and build their dream was undeniable.

As soon as they arrived in Austin, they hit the ground running. They started as a little farmer's market cookie business flourished. The brand started showing its true colors, literally and figuratively; you could see it in our socials that were soon flooded with dinosaurs in tutus, disco balls and, more importantly, pictures of us, clearly, freely presenting ourselves as a family.



The Problem:

The $100B sweets markets is craving innovation after years of neglect. Consumer brand choices have become a part of how we express our values & consumers are mindful of what brands they associate themselves with.

Millennials and GenZ are hyper-aware that in a world so full of options, the choices they make are constantly judged the second they are made public. And they are all public. They are also very unlikely to be loyal to a brand, unless they buy into the brand's mission and values. Trends from the past 10 years have focused mission-driven brands into health-adjacent categories, leaving an opening in the snacks category where Wunderkeks® fits seamlessly.

The cultural moment claims for more conversations that enable the creation of Safe Spaces: about mental health, about sexual identity, about race...

Solution:

A sweet snacks brand that enables having those conversations by telling stories

1. Food and beverage are the new external signifiers.

The pandemic left other status symbols out—fashion, travel, cars—accelerating a trend as old as the Starbucks cup. Now we proudly show off what we're eating and why.

2. We treat sweets differently than other foods.

Sweets are celebratory; we usually share them along with an "I love you", "I care about you", "I'm proud of you". That opens the door to have a heartfelt conversation.

3. Everything is a storytelling opportunity

A brand built around starting conversations about Safe Spaces is a brand that becomes part of the consumer's own story.


wunderkeks® is a symbol of
ALLYSHIP
and a marker of SAFE SPACES
SAFE SPACE HOLIDAYS!
HER PARENTS ARE ALLIES!
NEW ALLY NEIGHBOORS

Product

We make amazing cookies and ship them nationwide, prompting deep conversations.

The brand is fun, engaging and offers a unique unboxing experience: it makes you feel like a child again, which is the exact state of mind to have the conversations we are sparking.

A dozen cookies: the first one is for you, the second one is for your socials, the rest are for sharing!


wunderkeks
Happy Birthday!

The next step is to bring this magic to supermarket shelves

Currently in development...


cookie dough
confectionery
snacks
breakfast
frozen
chocolate
premixes
ready to drink

Customers

Millennials and GenZ are not brand loyal... until they find a brand that speaks to them and for them



THE NEXT GENERATION OF SNACK CONSUMERS

They are very loyal...

... if they can get behind a brand's mission.

And this translates into a purpose-driven **brand being good** business.

14.1%
GREATER REVENUE GROWTH

7.7%
HIGHER OPERATING PROFITABILITY

6.2X
TURNS HIGHER EBITDA VALUATION MULTIPLE

5.8%
BETTER RETURNS ON CAPITAL

8.9%
STRONGER RESIDUAL CASH EARNINGS MARGIN

34.7%
34.7% GREATER ANNUALISED TOTAL SHAREHOLDER RETURN

*SOURCE: Key findings for "High Purpose Companies" Journal of Applied Corp

Business Model

An omni-channel approach to the category: DTC, retail, gifting

DTC is for superfans, while retail is for discovery. They need to feed each other.

1. DTC allows the brand to have direct contact with highly engaged customers and nurture them into brand evangelists—while getting all their data, allowing us to understand purchase patterns.
2. Retail customers are in discovery mode, and their purchases are influenced by their peers, their social media presence, and word of mouth.
3. Gifting platform customers become enamored of the product, have few price objections, and will repeatedly engage new people at a zero cost.

the DTC playbook can be leveraged in a retail setting if we understand the consumer herself as **digitally native.**

By 2025, we anticipate that 85% of our revenue will be from retail.

Current market trends indicate a huge opportunity:

1. The category is currently driven by **legacy brands** offering versioning as their main source of innovation. It is craving a disruptive positioning.
2. Brands that are successful elsewhere, specially in DTC, are **moving into supermarket shelves.**
3. **So-called "better-for-you" offerings are on the decline,** as customers reject the trade-offs in flavor and quality they require and are savvier about the minimal health benefits they actually offer.

CompetitionThe category is craving disruptive positioning

from a brand that offers consumers something to latch onto.

The cookie aisle is absolutely dominated by legacy brands using versioning as the main form of innovation. Same is true of candy, snacks, frozen desserts and chocolate.


OREO
Butter Cookies
Chips Ahoy!
Double Stuf
Mega Stuf
Family Size!

Vision and strategyWe win by leveraging our own data and customers from our DTC business

to inform the path forward.

—

Direct-to-consumer is a great foundation to build:


SOCIAL FOOTPRINT
NAME RECOGNITION
BRAND CREDIBILITY
CONCEPT TESTING

...while scaling towards mass retail CPG.

Product roadmap



DTC
mass retail
cookie dough
Q3 2022
Q2 2023
snacks
Q1 2023
Q4 2023
confectionery
Q3 2024
Q2 2024
baking
Q1 2024
Q4 2024
frozen
Q3 2024
Q2 2025

*Forward-looking projections can't be guaranteed.

Why cookie dough?

1. Easy thread to follow from cookies we're known from.
2. **Dominated by legacy brands,** there is little innovation in the category.
3. **Ingredients:** No major competitor boasts a clean label.

We prototype, test, and iterate fast on DTC in order to come to retailers with hard data and an an eager audience.

Building demand

We focus on building up one key national retailer to get a nationwide footprint as fast as possible



01. Central Texas
Holidays 2022
02. Texas
Q1 2023
v 03. Southeast
Q2 2023
04. Coasts
Q3 2023
5.National
Holidays 2023

Door growth path*



45000
40000
35000
30000
25000
20000
15000
10000
5000
0
513
992
1897
4134
6394
19168
9522
WHOLE FOODS
H-E-B
COSTCO WHOLESALE
TARGET
Walmart
Kroger
Albertsons
Publix
SAFEWAY
CVS pharmacy
ELEVEN
Q3 2023
Q2 2024
Q4 2024
Q3 2025
Q1 2026
Q3 2026
Q1 2027

*Growth projections can't be guaranteed.

Funding

The net proceeds of this offering will be used to accelerate our growth on all channels by:

1. Hiring top talent to expand our team
2. Investing in brand an product developement
3. Find economies of scale by allocating proper working capital.

Founders

A journey for the ages...



Hans and Luis packed two suitcases and four dogs and arrived in Austin three years ago. Making the decision to leave their home country of Guatemala was not easy; however, their drive and focus to live life on their own terms and build their dream was undeniable.

As soon as they arrived, they hit the ground running. They were very efficient in setting up their professional kitchen space, and started testing their cookies in Farmers Markets across Austin. They were thrilled that the feedback week after week was very positive and sales showed it. But then (yes in a great story there is always a but!) the pandemic hit, and their usual sales outlets were closed.

Again fast on their feet, they pivoted into e-commerce. Scaling a business is a thoughtful process as much as it is strategic. Their level of commitment to perform is beyond inspiring. They believe in their brand! They are the brand! They are not only bakers, but they are also makers!

LUIS GRAMAJO (he/him)

Luis has a background in CPG, running supermarket brands in the skincare and food industry across Central America. He has been the recipe developer extraordinaire and our people person. He also has implemented Wunderkeks media outreach plan into the massive success it has become. And it dos not end there as his talent for photography has been a major asset for the brand.

HANS SCHREI (he/him)

Hans has a background in CPG as well, running mass market brands in healthcare across Central America and the Caribbean. At Wunderkeks he is the DTC operator and marketer, and stretched his expertise with what the pandemic demanded of him. His charge is the brand's e-commerce operation, including fulfillment, acquisition and retention.